Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 7 DATED OCTOBER 14, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated August 23, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Mason Palm Bay Controlled Subsidiary - Port St. Lucie, FL

On October 8, 2021, we directly acquired ownership of a “majority-owned subsidiary”, WP MalabarPB MF-FL Holdings, LLC (the “Mason Palm Bay Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of approximately $603,000, which is the initial stated value of our equity interest in a new investment round in the Mason Palm Bay Controlled Subsidiary (the “Mason Palm Bay Balanced eREIT II Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Mason Palm Bay Controlled Subsidiary, for a purchase price of approximately $5,425,000 (the “Mason Palm Bay Interval Fund Investment” and, together with the Mason Palm Bay Balanced eREIT II Investment, the “Mason Palm Bay Investment''). The Mason Palm Bay Investment is expected to total $6,028,000. The Mason Palm Bay Controlled Subsidiary is expected to use the proceeds from the Mason Palm Bay Investment to construct a 252-unit multifamily property totaling approximately 221,000 square feet of rentable area located at 970 Malabar Rd, Palm Bay, FL 32907 (the “Mason Palm Bay Property”).

The Mason Palm Bay Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

Pursuant to the agreements governing the Mason Palm Bay Investment, our consent is required for all major decisions regarding the Mason Palm Bay Property. In addition, we are entitled to receive a preferred economic return of 11.0% per annum on the Mason Palm Bay Investment, which will accrue until April 8, 2025 (the “Mason Palm Bay Redemption Date”). The Mason Palm Bay Controlled Subsidiary has the ability to extend the Mason Palm Bay Redemption Date with one 18-month extension, subject to certain conditions. The Mason Palm Bay Controlled Subsidiary may redeem the Mason Palm Bay Investment in whole or in part without penalty at any point during the term of the Mason Palm Bay Investment. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the Mason Palm Bay Investment.

Simultaneous with the closing of the Mason Palm Bay Initial Investment, senior financing was obtained through a $28,925,000 secured loan from Citizens Bank (the “Mason Palm Bay Senior Loan”). The Mason Palm Bay Senior Loan features a 3.5-year term floating rate loan with full term interest only and a rate of LIBOR + 245 bps.

The Mason Palm Bay Property is located on an approximately 15-acre land plot. Upon development completion, the Mason Palm Bay Property is expected to contain six, three-story wood-frame buildings with surface parking and detached garages. The units are divided between one-bedroom, two-bedroom and three-bedroom units. The community amenities will include a package room, clubhouse with social areas, e-lounge, and coffee bar, fitness center with yoga/spin room, grill area and fire pit, pool, clubhouse, dog park and pet spa/grooming area, detached garage parking.